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                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                               -------------------

                                  SCHEDULE 13D

                              (AMENDMENT NO. 2) (1)

                          Pancho's Mexican Buffet, Inc.
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                                (Name of Issuer)

                     Common Stock, $.10 par value per share
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                         (Title of Class of Securities)

                                   698304 20 1
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                                 (CUSIP Number)

                    Timothy R. Ring, Esq., Krass Monroe, P.A.
                      Suite 1100 Southpointe Office Center
                          Minneapolis, Minnesota 55431
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           (Name, Address and Telephone Number of Person Authorized to
                      Receive Notices and Communications)

                                  May 14, 2001
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             (Date of Event Which Requires Filing of This Statement)

         If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box / /.

         NOTE. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. SEE Rule 240.13D-7 for other parties to whom copies are to be sent.

         (1) The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

         The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall


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CUSIP NO. 698304 201                                                 Page 2 of 6

be subject to all other provisions of the Act (however, SEE the NOTES).

1 NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                  Stephen Oyster

2        CHECK THE APPROPRIATE BOX IF A MEMBER IS A GROUP
                                                            (a)      / /
                                                            (b)      /x/

3        SEC USE ONLY

4        SOURCE OF FUNDS

                  BK, PF

5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
         PURSUANT TO ITEM 2(d) or 2(e)                               / /

6        CITIZENSHIP OR PLACE OF ORGANIZATION

                  U.S.A.

7        SOLE VOTING POWER NUMBER OF SHARES

                  13,998

8        SHARED VOTING POWER BENEFICIALLY OWNED BY EACH

                  126,094

9        SOLE DISPOSITIVE POWER REPORTING PERSON WITH

                  13,998

10       SHARED DISPOSITIVE POWER

                  126,094

11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                  140,092

12       CHECK BOX IF THIS AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*


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13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                  9.5% (Based upon 1,477,119 shares outstanding as reported on the issuer's Quarterly report on Form 10-Q filed with the Securities and Exchange Commission on May 15, 2001.)

14       TYPE OF REPORTING PERSON*

                  IN

ITEM 1.  SECURITY AND ISSUER.

                  Common Stock, $.10 Par Value Per Share
                  Pancho's Mexican Buffet, Inc.
                  3500 Noble Avenue, Ft. Worth, Texas 76111

ITEM 2(a).        NAME OF PERSON FILING.

                  Stephen Oyster

ITEM 2(b).        BUSINESS ADDRESS

                  c/o Timothy R. Ring, Esq.
                  Krass Monroe, P.A.
                  Suite 1100 Southpointe Office Center
                  Minneapolis, Minnesota 55431

ITEM 2(c).        PRESENT PRINCIPAL OCCUPATION.

                  Investor

ITEM 2(d).        CONVICTION OF CRIMINAL PROCEEDING IN LAST FIVE YEARS.

                  Not applicable

ITEM 2(e).        CONVICTION OF CIVIL PROCEEDING IN LAST FIVE YEARS.

                  Not applicable

ITEM 2(f).        CITIZENSHIP

                  U.S.A.

ITEM 3.           SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.


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         Stephen Oyster ("Mr. Oyster") used personal funds to acquire the shares which are the subject of this Schedule 13D (collectively, the "Shares). The aggregate purchase price of the Shares was $559,325.15. By letter dated
September 22, 2000, Pancho's Mexican Buffet, Inc. (the "Company") to purchase all of the Company's issued and outstanding shares, a copy of which was attached as Exhibit I to Amendment No. 1 to Mr. Oyster's Schedule 13D filed on October 5, 2000.

         On March 31, 2001, the Company entered into an Agreement and Plan of Merger (the "Merger Agreement") with two corporations affiliated with Mr. Oyster, Pancho's Foods, Inc., a Nevada corporation ("Parent"). The Merger Agreement provides for a merger of the Company with and into Sub, with the Company being the surviving corporation (the "Merger").

         The total amount of funds required for the Merger (including related costs and expenses) is estimated to be approximately $7.4 million. Of this amount, approximately $6.9 million will be required to pay the merger consideration, and the remainder will be used for payment of certain fees and expenses associated with the merger.

         Parent and Sub intend to effect the Merger through credit facilities financing described in the commitment letters described below (the "Commitment Letters"), on the terms and conditions in the Commitment Letters. The Commitment Letters are attached hereto as Exhibits 1 and 2 to this Amendment No. 2 to
Schedule 13D. Because financing is a condition to the Merger, each condition to funding set forth in the Commitment Letters is effectively a condition to effect the Merger. There are numerous conditions to these financings.

         Parent and Sub have delivered to the Company executed copies of (1) a commitment letter from American Commercial Capital LLC ("ACC") to loan up to $5 million (the "ACC Commitment") to Rockbay Properties Ltd. II, a Texas limited partnership and an affiliate of Stephen Oyster ("Rockbay"), on the terms contained in ACC's commitment letter to Rockbay (the "ACC Commitment Letter"), which funds will in turn be transferred to the surviving corporation contemporaneously with the Merger in return for certain of the real property of the surviving corporation, and (2) a commitment letter from Mr. Oyster to loan an amount equal to the aggregate amount of the merger consideration and all other fees and expenses required to be paid by Parent and Sub in connection with the transactions contemplated by the Merger Agreement, less the ACC Commitment,


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to Parent and Sub on the terms contained in the commitment letter to the Company
(the "Oyster Commitment Letter"). The ACC Commitment Letter expires 30 days after June 15, 2001.

ITEM 4.  PURPOSE OF TRANSACTION.

         Mr. Oyster originally acquired the Shares for the purpose of acquiring an additional equity investment in the Company.

         Mr. Oyster filed a Schedule 13G upon his initial acquisition of shares. Mr. Oyster filed a Schedule 13D on June 19, 2000.

         Mr. Oyster filed Amendment No. 1 to Schedule 13D to disclose the Offer, its terms and Preliminary financing arrangements.

         Mr. Oyster is filing this Amendment No. 2 to Schedule 13D to disclose the Merger Agreement and the Commitment Letters.

ITEM 5(a) AGGREGATE NUMBER AND PERCENTAGE OF CLASS OF SECURITIES AND (b)
                  Stephen Oyster                           (9.5%)
                     Sole Voting Power:                  13,998
                     Shared Voting Power:               126,094
                     Sole Dispositive Power:             13,998
                     Shared Dispositive Power:          126,094

ITEM 5(c).TRANSACTIONS EFFECTED WITHIN THE LAST 60 DAYS.

               Not applicable

ITEM 5(d).     ADDITIONAL INTERESTED PERSONS.

               Other than the reporting person, not applicable

ITEM 5(e).     OWNERSHIP OF LESS THAN FIVE PERCENT.

         Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

         On March 31, 2001, the Company entered into an Agreement and Plan of Merger (the "Merger Agreement") with two corporations affiliated with Mr. Oyster, Pancho's Foods, Inc., a Nevada corporation ("Parent"). The Merger Agreement provides for a merger of the Company with and into Sub, with the Company being the surviving corporation (the "Merger")

         The total amount of funds required for the Merger (including related costs and expenses) is estimated to be approximately $7.4 million. Of this amount, approximately $6.9 million will be required to pay the merger consideration, and the remainder will be used for payment of certain fees and expenses associated with the merger.


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ITEM 7.        MATERIAL TO BE FILED AS EXHIBITS.

               Exhibit 1 - ACC Commitment Letter.

               Exhibit 2 - Oyster Commitment Letter.

                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                                  ------------------------------
                                                  June 15, 2001

                                                  /s/ Stephen Oyster
                                                  ------------------------------
                                                  (Signature)
                                                  Stephen Oyster


         The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative (other than an executive officer or general partner of the filing person), evidence of the representative's authority to sign on behalf of such person shall be filed with the statement, PROVIDED, HOWEVER, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name of any title of each person who signs the statement shall be typed or printed beneath his signature.

         ATTENTION: Intentional misstatements or omissions of fact constitute federal criminal violations (SEE 18 U.S.C. 1001).


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